EXHIBIT 99.7

                           CoreComm Holdco, Inc.

    Offers to Exchange (1) Shares of CoreComm Holdco, Inc. Common Stock
               for Shares of Common Stock of CoreComm Limited and (2) Shares of CoreComm Holdco, Inc. Common Stock and Cash
     for 6% Convertible Subordinated Notes due 2006 of CoreComm Limited

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THE EXCHANGE OFFERS AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON MARCH 8, 2002, UNLESS EXTENDED.
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                                                          February 8, 2002

To Holders of Shares of CoreComm
Limited Common Stock:

         CoreComm Holdco, Inc. ("Holdco"), formerly a first-tier, wholly-owned subsidiary of CoreComm Limited ("Limited"), is offering to exchange:

o 1/116.7 of a share of its common stock (rounded up to the nearest whole share for each unaffiliated holder), par value $0.01 per share (the "Holdco Common Stock"), for each validly tendered and accepted share of common stock, par value $0.01 per share (the "Limited Common Stock"), of Limited that you hold; and

o 3.0349 shares of its common stock (rounded up to the nearest whole share for each unaffiliated holder) and $30.00 in cash (which is equal to the amount of the October 1, 2001 interest payment that has not been paid), net without interest, for each validly tendered and accepted $1,000 in aggregate principal amount of 6% Convertible Subordinated Notes due 2006 (the "Public Notes") of Limited.

         These exchange offers are made on the terms and are subject to the conditions set forth in our preliminary prospectus dated February 8, 2002 (the "Prospectus") and the accompanying Letters of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the exchange offers. Subject to the terms and conditions of the exchange offers, we will accept any and all shares of Limited Common Stock and any and all Public Notes that are tendered in the exchange offers and not withdrawn prior to the Expiration Date (as defined below). We reserve the right to extend, amend or terminate the exchange offers. Any shares of Limited Common Stock or Public Notes not accepted for exchange for any reason will be returned to you as soon as practicable.

         The enclosed Prospectus and the accompanying yellow Letter of Transmittal and Notice of Guaranteed Delivery are being forwarded to you as the holder of shares of Limited Common Stock. If you wish to tender your shares in the exchange offers, you should complete and sign the yellow Letter of Transmittal and deliver it, together with your shares of Limited Common Stock, to Continental Stock Transfer & Trust Company (the "Exchange Agent") at the address set forth in the Letter of Transmittal. This delivery must be received by the Exchange Agent prior to 12:00 midnight, New York City time, on March 8, 2002, or such later date as the exchange offers may be extended (the "Expiration Date"). You may also tender your shares of Limited Common Stock by contacting your broker, or setting up an account with a broker, and instructing such broker to tender your notes by book-entry transfer to the account of the Exchange Agent, as described in the Prospectus under "The Exchange Offer -- Book-Entry Transfer." Such book-entry transfer procedures must be completed by the Expiration Date.

         The exchange offers represent the final phase of our previously announced recapitalization process. As we have stated in those announcements, Limited and Holdco exchanged shares of Holdco Common Stock for approximately $600 million of debt and preferred stock of Limited and Holdco. As a result of that issuance of shares of Holdco Common Stock, Limited is no longer the sole stockholder of Holdco, and only owns approximately 13% of Holdco's outstanding capital stock. You are being asked to tender your shares because it will enable you to own shares directly in Holdco, which owns 100% of our businesses. In the aggregate, holders of Limited Common Stock (including shares issuable upon the exercise of warrants) will receive 13% of Holdco's outstanding stock if all shares are tendered.

         Both Limited's and Holdco's boards of directors recommend that you tender all of the shares of Limited Common Stock that you own. This recommendation is based upon the fact that if you fail to tender, and we do not consummate the exchange offers, you will continue to own shares in Limited, which as its only material asset, owns 13% of the capital stock of Holdco. Moreover, if we are successful in completing the exchange offers, Limited has agreed it will relinquish up to all of the shares it owns in Holdco, in which case Limited would own little or no material assets. If we are successful, Limited will become a subsidiary of Holdco.

         If you have any questions regarding the offer or need assistance in tendering your shares of Limited Common Stock, please contact D.F. King & Co., Inc. (the "Information Agent"), at the telephone numbers set forth in the Prospectus. Additional copies of the enclosed materials may be obtained from the Information Agent.

                                                     Very truly yours,


                                                     CORECOMM HOLDCO, INC.